Filed by CoreComm Limited
                                           Pursuant to Rule 425 under the
                                           Securities Act of 1933, as amended

                                           Subject Company: CoreComm Limited
                                           Commission File No. 333-82400

                                           Date: April 24, 2002

[CoreComm Limited Logo]

             This letter contains important information regarding
                    the opportunity to receive new shares

April 23, 2002

Dear CoreComm Limited Shareholder,

2001 was a transformational year for CoreComm. In an incredibly difficult financial market, particularly for the telecommunications sector, we worked extremely hard to preserve our business. And we were successful.

While many of our competitors and other companies in our sector were forced to file for Chapter 11 bankruptcy protection, we managed to significantly modify our operations and capital structure in response to this challenging financial environment. We improved our profitability significantly, eliminating more than $140 million of expenses, while growing revenues in our most profitable areas. In the fourth quarter of 2001, the Company announced its first quarter of EBITDA positive financial results.

We also changed our capital structure significantly. In December 2001, we completed the first phase of a recapitalization in which we were able to eliminate more than $600 million of debt and preferred stock and create a recapitalized company called CoreComm Holdco, Inc.

In this recapitalization, we were able to negotiate fair consideration for our shareholders. The debt holders and preferred stockholders agreed that the CoreComm Limited shareholders could exchange their shares in CoreComm Limited for approximately 13% of the outstanding shares of CoreComm Holdco. The shares in CoreComm Holdco are being offered to you through a registered exchange offer that details the terms of this transaction.

This exchange offer represents an opportunity for you to receive shares that give you a direct interest in the recapitalized company, CoreComm Holdco. By participating in the successful exchange offer, you would receive shares that represent the same level of ownership that you have today in our operating companies, but with significantly less liabilities.

It is very important that you participate in this exchange offer, and we strongly recommend that you tender your shares. If the exchange offer is not successful, you will not receive your shares in CoreComm Holdco, the recapitalized company.

We ask you to consider the following factors:

         o CoreComm Limited is not a going concern. As of December 31, 2001, CoreComm Limited had $587.3 million of total liabilities outstanding. The independent auditors of CoreComm Limited have stated in their audit report for 2001 that CoreComm Limited's liquidity problem raises substantial doubt about its ability to continue as a going concern.

         o CoreComm Holdco is a going concern. If the exchange offer is successful, you would receive shares of CoreComm Holdco instead of retaining your shares of CoreComm Limited. CoreComm Holdco will continue as a company operating the same businesses as CoreComm Limited, but with an improved financial condition and significantly less debt.

         o Board of directors recommendation. The board of directors of CoreComm Limited believes that this transaction represents the best value opportunity for CoreComm Limited's shareholders and it unanimously recommends that all CoreComm Limited shareholders participate in the exchange offer.

         o 90% minimum condition. Unless at least 90% of CoreComm Limited's outstanding shares are tendered, CoreComm Holdco will not be able to accept shares in this exchange offer, and you would not receive any shares of CoreComm Holdco. We therefore need nearly all shareholders to participate in order to be successful.

         o Potential delisting of CoreComm Limited from Nasdaq. If the exchange offer is not successful, it is extremely likely that CoreComm Limited will be delisted from the Nasdaq soon. This could have an adverse effect on the price and liquidity of CoreComm Limited's common stock. If the exchange offer is successful, Nasdaq will transfer CoreComm Limited's Nasdaq listing to CoreComm Holdco.


We are urging you to tender your shares of CoreComm Limited common stock in the exchange offer. We have worked hard to preserve value for our shareholders, and CoreComm Holdco shares represent the best opportunity for you to obtain valuable consideration. Again, if the exchange offer is not successful, you will not receive your shares in CoreComm Holdco, the recapitalized company.

You should be receiving offer materials in the mail shortly with updated information from what was sent to you in February. If you have previously tendered your shares, you do not need to do anything at this time, although you should review the updated information in connection with making your investment decision.

We look forward to the successful completion of the recapitalization and the opportunity to build shareholder value going forward.

Sincerely,

/s/George Blumenthal  /s/Barclay Knapp  /s/Thomas Gravina  /s/ Michael Peterson
George Blumenthal     Barclay Knapp     Thomas Gravina     Michael Peterson
Chairman Emeritus     Chairman          President & CEO    EVP, COO & CFO



                                      ***

The foregoing reference to the exchange offer shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of shares of common stock of CoreComm Holdco in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Investors and security holders are urged to read the following documents (including amendments that may be made to them), regarding the exchange offer because they contain important information:

         - CoreComm Holdco's preliminary prospectus, prospectus supplements and final prospectus;

         - CoreComm Holdco's registration statement on Form S-4, containing such documents and other information; and

         -  CoreComm Holdco's Schedule TO.

These documents and amendments and supplements to these documents have been and will continue to be filed, as they may be amended and supplemented, with the Securities and Exchange Commission. When these and other documents are filed with the SEC, they may be obtained free at the SEC's web site at www.sec.gov. You may also obtain for free each of these documents (when available) from CoreComm Holdco by directing your request to the number listed below.

For further information regarding the exchange offer, including obtaining additional copies of the exchange offer materials, we encourage you to contact the information agent:

                             D.F. King & Co., Inc.
                                77 Water Street
                           New York, New York 10005
                Banks and Brokers Call Collect: (212) 269-5550
                   All Others Call Toll Free: (800) 848-2998

For further information please contact:

Winston Black, Director - Corporate Development at (212) 906-8485.